UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_____

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 28, 2007

WHITNEY HOLDING CORPORATION
(Exact Name of Registrant as Specified in Charter)

Louisiana	**0-1026**	**72-6017893**
(State or Other	(Commission	(IRS Employer
Jurisdiction of	File Number)	Identification No.)
Incorporation)		

228 St. Charles Avenue, New Orleans, Louisiana 70130
(Addresses of Principal Executive Offices, including Zip Code)

(504) 586-7272
(Registrant's Telephone Number, including Area Code)

_____
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02   **Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.**

On March 28, 2007, the Board of Directors (the "Board") of Whitney Holding Corporation (the "Company") promoted John C. Hope III, currently Executive Vice President of the Company, to the position of President and Chief Operating Officer and designated him to succeed William L. Marks as Chief Executive Officer. Mr. Marks will remain Chairman of the Board until his expected retirement in March 2008. In addition, the Board promoted R. King Milling, currently President of the Company, to the position of Vice Chairman of the Board. A copy of the news release announcing these changes is furnished herewith as Exhibit 99.1.

In connection with Mr. Hope's promotion and new responsibilities, the Compensation and Human Resources Committee of the Board approved an increase in his annual base salary to $500,000 and an increase in the maximum annual cash bonus opportunity available to him under the Company's Executive Compensation Plan to 85% of his base salary. Mr. Hope will also be provided with a Company automobile or a car allowance, a $40,000 relocation bonus for miscellaneous expenses, and temporary housing for up to 6 months in addition to the Company's normal relocation plan benefits.

Item 9.01   **Financial Statements and Exhibits.**

(d) Exhibits.

99.1 News Release dated March 28, 2007


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


WHITNEY HOLDING CORPORATION


By:/s/ Thomas L Callicutt, Jr._____
    Thomas L. Callicutt, Jr.
    Executive Vice President
    and Chief Financial Officer

Date: March 28, 2007

EXHIBIT INDEX

Exhibit Number	Description
99.1	News Release dated March 28, 2007

Exhibit 99.1



WHITNEY HOLDING CORPORATION
228 ST. CHARLES AVENUE
NEW ORLEANS, LA 70130

NEWS RELEASE

CONTACT: Trisha Voltz Carlson
504/299-5208
tcarlson@whitneybank.com

FOR IMMEDIATE RELEASE
March 28, 2007

WHITNEY ANNOUNCES NEW PRESIDENT AND CHIEF OPERATING OFFICER
Marks to Remain Chairman and CEO; Milling to Become Vice Chairman

New Orleans, Louisiana. The Boards of Directors of Whitney Holding Corporation and Whitney National Bank (NASDAQ: WTNY) announced today that they have promoted John C. Hope III to the positions of President and Chief Operating Officer of the Company and the Bank and designated him to succeed William L. Marks as Chief Executive Officer. Marks will remain Chairman of the Boards until his expected retirement in March 2008. R. King Milling, currently President, will become Vice Chairman of the Boards.

"I look forward to working with John in transitioning a great company. John truly exemplifies the qualities that embody a Whitney Chief Executive Officer - loyalty, experience and leadership," said Marks. "His knowledge, drive and collaborative approach, as well as his appreciation for the needs of our clients, shareholders and Whitney Bankers help solidify Whitney's reputation as one of the strongest banks in the Gulf South."

Hope, 58, who will be relocating to New Orleans, currently serves as Executive Vice President, Gulf Coast Banking Division, responsible for management of Whitney's banking operations outside of Louisiana. He brings 34 years of banking experience, starting his career at First National Bank of Mobile, which was acquired by AmSouth. Prior to joining Whitney in October 1994, Hope was South Alabama's Regional Executive for AmSouth. He previously served AmSouth as its Corporate Banking Division Executive. Hope graduated from Duke University in 1971 with a B.A. and received his M.B.A. from the University of Alabama

-MOREin 1972. He serves as Chairman of the Board of Directors of EnergySouth, Inc. (Mobile Gas Service Corporation) and is a trustee for Infirmary Health System (Mobile Infirmary). "This is an exciting time for our company's future," said Hope. "We've spent the last decade building a powerful and diversified banking franchise stretching across the Gulf South. Now comes the task of making the most of our market opportunities by capitalizing on our most valuable resource—our Whitney Bankers. I look forward to the next chapter in Whitney's history, continuing the work I have already begun as a member of Whitney's Executive Management team. As the company moves forward, we will have the opportunity to evaluate our current strategies while implementing new ones—some we will keep and some we will change. However, as changes are made, they will be measured ones as we continue to operate under the principles that have served this company well over time—soundness, profitability and growth, in that order of priority. Our continuing goal is to add long-term value for all Whitney's stakeholders."

Whitney Holding Corporation, through its banking subsidiary Whitney National Bank, serves the five state Gulf Coast region stretching from Houston, Texas; across southern Louisiana and the coastal region of Mississippi; to central and south Alabama; the panhandle of Florida; and the Tampa Bay metropolitan area of Florida.

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